Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: March 3, 2022

The following is a transcript of the 2021 Preliminary Earnings Webcast of Rentokil Initial plc held on March 3, 2022, a recording of which was posted on the website of Rentokil Initial plc on March 3, 2022:

2021 Preliminary Results

3 March 2022

Transcript

Andy Ransom: Good morning, ladies and gentlemen, and thank you all for joining us today. In a few moments, Stuart will provide you with details of our Results for 2021 – looking at our five Regions where we have again delivered an excellent overall financial performance, with revenue, profit and cash each in excess of our medium-term targets.

I’ll then come back and provide an update on the strong performance of our categories last year, and reiterate the compelling industrial and financial logic of the Terminix transaction, before taking any questions.

So, to set the scene, let me just say a few words by covering the highlights of 2021.

2021 HIGHLIGHTS – FINANCIALS

Revenue from ongoing operations increased by 9.8% to just over three billion pounds at constant exchange rates, with organic growth, excluding disinfection, at 7.5% - the highest level for many years – and with strong contributions being made in Pest Control of 8.1% and in core Hygiene of 7.4%.

Ongoing Operating Profit grew by 19.5% - reflecting good performances across our regions – and with Group Operating Margins increasing by 130 basis points to 15%. Free cash flow of 326.5 million pounds was very strong, with a cash conversion rate of 107.3%.

We had a cash spend of 463 million pounds on M&A during the year, whilst maintaining our Net Debt to EBITDA Ratio below 2 times.

So, a very positive set of financials…

2021 HIGHLIGHTS - Operational Execution

… and we continued to execute our standard operating model with its multiple levers for profitable growth. Just to mention a few examples of our continued good progress here:

•	We were delighted to welcome 12,000 new recruits to the company who had each applied through our Careers Portal – and that was from the 70,000 applications we received last year – up 52% on the prior year, which given the tight labour markets, we were very pleased with;

•	Our digital pest control services continued to be in strong demand with a 58% increase in PestConnect units – and now operating in around 13,000 customer sites around the world; and

•	It was also particularly pleasing to see our customer retention rate increase - by 80 basis points to 85.3% - as we continued to deliver very high levels of customer service.

Turning now to acquisitions…

HIGHLIGHTS - ACQUISITIONS

2021 was a very strong year for M&A execution, with 48 deals completed in Pest Control and 4 in Hygiene & Wellbeing – with total annualised revenues of 146.6 million pounds being acquired – and so building our scale and density.

We have a strong deal pipeline in place and anticipate spending around 250 million pounds on acquisitions this year.

Of course - we rounded off a great year with the unique opportunity to bring together our pest control operations in North America with Terminix – giving us the opportunity to build density in over 300 towns and cities across the US, the world’s largest pest control market, and which will generate synergies of over 150 million dollars.

We described the deal as one of ‘compelling industrial and financial logic’ and the response that we have had from colleagues and customers in both companies could not have been better. Our integration planning is well underway with a strong commitment from both teams, and we remain on track to close the deal in the second half.

So, overall, 2021 was an outstanding year - the Group again performed strongly, with a combination of excellent organic growth, a robust operational performance and an M&A machine delivering the equivalent of one deal every week…

And, with that, I’ll now hand over to Stuart…

Stuart Ingall-Tombs: Thank you, Andy, and good morning, everyone. I will now run through the key financial highlights of what has been an excellent year in a bit more detail. I‘ll start with the Group level numbers, then move through the Regions and finally the balance sheet, technical guidance and outlook. Unless I state to the contrary, all of the numbers are at constant rates of exchange.

Financial Highlights

As Andy has just said, we grew Ongoing Revenue in 2021 by 9.8 per cent - demonstrating strong momentum from our core businesses. The strong profit conversion from the higher revenues has resulted in improved margins across most regions.

Additionally, the return of our core service provision has enabled us to fully resume our high-quality service model and as part of this, we have been able to catch up on service, customer satisfaction and debt issues that arose during the early onset of the pandemic in 2020, and as a result of this very strong operational performance, we have been able to release £20.0m of revenue provisions and £12.0m of bad debt provisions which, together with the higher revenues just mentioned, have led to an increase in Ongoing Operating Profits of 19.5%.

Customer collections have been strong throughout the year, with no material escalation in bad debts or major insolvencies. This has resulted in a very strong Free Cash Flow of 326.5 million pounds, representing cash conversion of 107.3 per cent and over 100% for the second consecutive year. Following the success of our M&A programme in 2021 and the resumption of dividend payments, our net debt to EBITDA ratio at 31 December was 1.96 times.

So, based on a very strong performance in 2021 and our confidence of further progress in the coming year, the Board is recommending a final dividend of 4.30p, to bring the total dividend for 2021 to 6.39p, an increase of 18.1 per cent on the prior year.

So, looking now at our performance by region, starting with North America…

North America 1

This was our best performing region in 2021, with revenues growing by 14.2 per cent - 8.9 per cent Organic, excluding disinfection. Total Pest revenues rose by 24.3 per cent, thanks to continued high demand from both Commercial and Residential customers, and resulting in revenue growth of 21 and 31 per cent respectively.

You may recall from our interim results in July that H1 revenues were supported by disinfection revenues of 64.3 million pounds and, as expected, these significantly reduced in H2 to just 2.7 million pounds, as COVID-related market conditions improved across the region.

Ongoing Operating Profit grew 8.7 per cent, reflecting revenue growth across all businesses, but offset by the unwind of disinfection. Margins were 16.7 per cent in 2021 – fully in line with our guidance of 16.5 to 17 per cent. This reflects the incremental return to more normal levels of growth from our core operations, together with ongoing cost initiatives and the benefits from our IT enabled Best of Breed programme.

We’ve also had another excellent year for M&A in North America, acquiring 17 businesses with combined annualised revenues of around 72 million pounds in the year prior to purchase. And of course, we announced in December our acquisition of Terminix, which Andy will talk to you about later in the presentation.

A few words now on customer retention, inflation and the labour environment. We’ve seen little change to termination rates, which remain within normal ranges. We have experienced some inflationary pressures on the cost base, but these increases have substantially been passed on through efficiencies and annual customer price increases, in line with normal practice.

North America 2

Over the last two years we have regularly updated you on the progress of our IT re-platforming in North America, and I’m very pleased to report that this programme is now effectively complete.

This chart here, and I’m sure you will remember it from our previous results presentations, shows the implementation plan work streams and the timeline of progress that has been achieved over recent years. Only one bar remains a work in progress, and that relates to recent acquisitions …

…As we are acquiring new businesses all the time, integrating them on to our single platform will be an ongoing and continual process.

The replatforming is a major step forward for our business in North America and we remain on track to reach our 18 per cent target by the end of 2022.

North America 3

This next chart gives a little more colour on the programme. Our core West, Central, Northeast and Southeast operating regions have all now moved off their respective legacy platforms to a new service planning and customer management system. This consolidation to one operating platform will enable process standardisation, as well as the deployment of our digital products in sales productivity and pricing, field service and scheduling optimisation and, perhaps most importantly, an enhanced customer service experience.

Europe

Turning now to the Europe region…

Ongoing Revenue rose by 3.9 per cent (4.8 per cent Organic, excluding disinfection), reflecting a much improved performance in France, southern Europe and Latin America. Although we have been impacted by ongoing lockdowns, restrictions and colleague absence due to COVID infections, Europe’s core categories have performed well, with Pest Control growing strongly and Hygiene and Workwear regaining momentum.

Pest Control revenues grew by 11.8 per cent while core Hygiene (excluding disinfection) rose by 4.4 per cent. Ongoing Operating Profit rose by 9.9 per cent, leading to a 100 basis points improvement in margins to 19.2 per cent.

The region acquired 12 businesses in 2021 – seven in Europe and five in Latin America – with annualised revenues of around 29 million pounds.

Reassuringly, customer insolvencies across Europe and Latin America in 2021 still remain at lower rates than in 2019, despite the withdrawal of government support programmes towards the end of the year. Inflationary cost increases – mainly in fuel and paper products – have been mitigated by annual price increases.

UK & Rest of World

In the UK, our businesses performed very well from Q2 onwards, reflecting progress with the country’s vaccination programme and subsequent easing of restrictions – and in Ireland, the trajectory of improvement looks similar, but several weeks behind the UK.

In the Rest of World, our Nordic, Sub Sahara and MENAT regions delivered robust performances despite ongoing pandemic related challenges. However, our Caribbean businesses continue to be impacted by dampened tourist demand.

Regional Ongoing Revenue increased by 10.8 per cent (7.7 per cent Organic), with UK and Ireland Hygiene and Rest of World Pest growing particularly strongly.

Ongoing Operating Profit increased by 48.2 per cent, reflecting stronger trading but also supported by the release of revenue and bad debt provisions as a result of further improvements in service levels and cash collections.

Net Operating Margins rose by 620 basis points to 24.8 per cent for the year, 220 basis points of which can be attributed to the provisions releases just described.

The Region completed nine M&A transactions in 2021, with combined annualised revenues of around 49 million pounds in the year prior to purchase.

Despite mixed trading conditions across the region as a whole, bad debt and customer insolvencies have not increased significantly in 2021. And in the UK, wage and product inflation has largely been mitigated through service restructures and customer price increases.

Asia

Looking now at Asia…

While 2021 was a much improved performance on 2020, real recovery has been held back by ongoing challenges in Malaysia, Indonesia, Vietnam and Thailand. China has performed considerably better, however, benefitting from earlier reopening of the economy.

Regional Ongoing Revenue rose by 5 per cent (4.7 per cent Organic). Ongoing Operating Profit was largely unchanged on the prior year at 26.8 million pounds, reflecting a 2 million pound reduction in government support in H2. Net Operating Margins declined by 50 basis points to 10.6 per cent.

The region acquired five pest control businesses in 2021, with annualised revenues in the year prior to purchase of around 3 million pounds.

Turning briefly to retention and inflation, the region has seen some impact of bad debts and customer insolvencies in Indonesia, with an associated impact on profit of 1.3 million pounds. For customers trading well, we have made good progress on annual price increases but less so for those customers experiencing ongoing problems from the pandemic.

Pacific

In the Pacific…

Despite intermittent lockdowns throughout the year in Australia and New Zealand, our core operations have recovered well in 2021.

Regional Ongoing Revenue rose 8.7 per cent, (6.7 per cent Organic excluding disinfection), aided by 10.3 per cent growth in Pest Control, 8.7 per cent growth in Hygiene (excluding disinfection) and a 4 per cent increase in our Ambius operations. Regional Ongoing Operating Profit grew by 9.9 per cent, leading to a 20 basis points improvement in margins to 19.7 per cent.

It was a busy year for M&A in the Pacific, with nine small businesses acquired in the year – six in Pest and three in Hygiene – with annualised revenues of around 7 million pounds.

We have seen no spikes in customer insolvencies despite government subsidies being scaled back in 2021. In fact, overall customer retention remained ahead of our expectations.

So overall – our regions performed strongly in 2021 – particularly North America, where the completion of the IT re-platforming will lead to a more efficient and effective organisation.

As I’ve mentioned, inflationary cost increases (mostly wage inflation) have largely been mitigated through our normal pricing practices and actions, so let me just take a moment to explain the governance and structures we have in place to enable this…

Focus on pricing

The majority of our contract customers are on evergreen, rolling contracts and we process price increases in the anniversary month of the inception of that particular contract. So, in general, we have no single pricing event in a year when we have to make big decisions about expected inflation. We are making those decisions daily, weekly and monthly based on the evidence we see at that time. We have strengthened our governance in this area and earlier in 2021, we initiated projects in Asia and Latin America to improve our capability to drive price increases in these markets and these are yielding promising early results.

At this point, we remain confident that we can pass on input cost inflation to our customer base, but clearly we are keeping this under very close review.

So, to conclude, let me say a few words now on cash flow, net debt, guidance and outlook…

Operating Cash Flow 1

Operating Cash Flow of £432.3m was driven by a £57.5m increase in Adjusted Operating Profit, offset by higher capex and one-off items.

Operating Cash Flow 2

Continuing Free Cash Flow of 326.5 million pounds was 20.4 million pounds higher than last year, reflecting the increase in Operating Cash Flow previously noted.

Cash interest of 36.4 million pounds was 4.6 million pounds lower than 2020 reflecting our lower cost of debt. Cash tax increased by 4.5 million pounds to 68.9 million pounds, reflecting higher Group profit. This resulted in Free Cash Flow delivery of £326.5 million pounds.

On 7 July 2021, using our par call option we repaid early the remaining 175 million euros outstanding under the 350 million euros bond due on the 7th of October 2021.This was funded using cash on the balance sheet following the 600 million euro bond issuance in October 2020.

Balance Sheet

Cash spend on acquisitions in 2021 was 463.1 million pounds this year and dividend payments amounted to 138.7 million pounds. These, together with favourable FX and other items of 19.5 million pounds primarily due to strengthening of sterling against euro and dollar, have led to an overall increase in net debt of 269.4 million pounds, to just under 1.3 billion pounds.

Our net debt to EBITDA ratio was 1.96 times at the thirty first of December.

Liquidity headroom was in excess of 780 million pounds at the thirty first of December 2021, including 550 million pounds of undrawn RCF which matures in August 2025.

On the fourteenth of December 2021, we announced our acquisition of Terminix and that we had entered into a committed bridge facility for up to 2.7 billion dollars with Barclays to support the transaction. We replaced this facility on the 25th of February this year, with a 700-million dollar, three-year term loan, provided by 15 banks and a 2 billion dollar bridge facility, provided by eight of these banks.

We have also amended, extended and increased our revolving credit facility to 1 billion dollars. This amendment will take effect either before or when we complete the acquisition of Terminix (expected to be in H2) at which point the maturity of the RCF will be 2027.

Following our December announcement, S&P reaffirmed our BBB credit rating with a stable outlook and with net debt of 1.3 billion pounds, our balance sheet continues to fully support our capital allocation model of compounding revenue, profit and cash flow growth.

Technical guidance and outlook for 2022

So, on this slide we provide some technical guidance to help you with your models in relation to 2022, but I’ll let you read these in your own time, drawing your attention to the point at the bottom of the chart which states that these items obviously exclude any impact of our transaction with Terminix.

Before I hand over to Andy, some comments on outlook for the coming year.

The business is performing in line with our expectations, resulting from organic growth delivery and the flow through of revenues from our excellent M&A performance in 2021. Although we will lap strong disinfection revenues in H1, and will also have to contend with ongoing macro-economic and geo-political uncertainty, we expect the Group to deliver good operational and financial progress in the coming year.

Summary

So, I will leave you with a slide summarising our key achievements in 2021 and hand back to Andy to continue with the rest of the presentation.

Andy….

Andy Ransom: Thanks Stuart.

Executing our Strategy

Over the next few minutes I’ll take you through an update on the performance of our three business areas over the last 12 months - but I’ll start with a quick reminder of our standard operating model.

Operating model

The machine, as I call it, starts with our people at the top and in 2021 and our Employer of Choice programme continued to create real value –

•	Despite the ‘great resignation’ and undoubted labour market pressures in some countries, we maintained a very good level of colleague retention at around 85%;

•	I mentioned a moment ago that we had 70,000 job applications last year – and one of the ways in which we drove this was the launch of a new job-sharing tool called Careers Plus, which is maximising our social media presence, and which connected us with 15,000 of these applications;

•	We created an additional 500 new training courses - that’s bespoke content specifically to meet the needs of our business - and we again delivered record levels of training; and

•	In our most recent global all-colleague survey, conducted at the end of last year, we had a 91% response rate and, once again, we recorded outstanding levels of engagement and enablement.

•	In 2021, we also delivered our safest ever year with a world class lost time accident rate of 0.38 – meaning fewer slips, trips and falls – and of course reducing the associated impact on our people and the business;

•	Happy, engaged, well trained and safe employees deliver high levels of customer service – as we can see by the 12,000 “5-star” reviews for Rentokil and Initial on Trustpilot and of course the increased customer retention that I mentioned earlier.

•	Over the last 12 months - our use of digital sales channels reached new heights – now accounting for over a third of all sales leads into our UK operations.

•	So – these high levels of customer engagement in turn drive higher organic revenue growth, improved profit performance and margin, and throw off high levels of cash – which we have used to reinvest back into the business into training, innovation, technology and M&A, and to increase our dividend again - in line with our progressive dividend policy.

•	And whilst continuing to deliver our financial targets is very important, we are also extremely focused on our wider sustainability goals and in 2021 we made further good progress - with more electric vehicles, more renewable electricity in our properties and more recycling – and that progress has been recognised externally – for example, by being one of only 700 companies globally to be included in this year’s Dow Jones Sustainability Yearbook.

This is our RIGHT Way plan in action – doing the right things for colleagues, who deliver a great service for customers and in turn create value for shareholders and society. It’s proven, it’s successful - and it’s scalable - and it’s a model that we continue to execute at pace… and when we join forces with Terminix it’s a model that will yield even bigger benefits in the future.

Rentokil Pest Control

Given the very detailed Capital Markets Day just a few months ago, I will cover our categories very briefly today, starting with Rentokil Pest Control, the world’s greatest pest control company.

Rentokil Pest Control – strong performance in 2021

In 2021, as you can see on the slide, Ongoing Revenues in Pest Control grew by 18.6% - ahead of the 8-year CAGR of 13.5% - and exceeded two billion pounds for the first time, with Organic Growth of 8.1%. Operating Profits grew by a third, reflecting strong performances as our countries moved out of lockdowns.

Proprietary Innovation - PestConnect

One of the key growth drivers of organic growth is innovation and in particular, innovation that reduces the carbon footprint of our customers.

At the CMD we set an ambitious goal to reach 25% of commercial customers with connected services by 2026 and, despite the global shortage of PCBs, we had another good year in 2021 with a further 87,000 units installed, and with our networks now carrying around 15m messages a day. Importantly, we have now achieved ISO-27001 for information security in our range of connected products.

Proprietary Innovation - Lumnia

Lumnia - our range of LED insect light traps that reduce carbon emissions by up to 62% - also continued to perform very strongly.

Since launching our first unit in 2017 we have demonstrated the value of continuous product development – with 4 additional products launched in the range, including a slim product for reception areas and a top of the range unit that we can suspend from warehouse ceilings.

We have now sold over a quarter of a million Lumnia units; and increased sales by 65% during the year.

Proprietary Innovation - New Technology and AI Partnership with Vodafone

Technology is, of course, central to our roadmap and we already work with the likes of Google, PA and Cognizant to set new standards for our industry – and we have recently begun a new technology partnership with Vodafone, bringing their AI capabilities to pest control.

We have begun trials which use miniature cameras to capture video and still images from around our connected devices within customer premises, that is then analysed on Vodafone’s AI platform and then reported through our apps and portals.

So, for instance, in the future, the use of high-definition mini cameras will enable the technician to pinpoint the precise source of a pest issue and to share those results with customers in real time.

Now - clearly – this is early development work – but we can see the potential of AI to enhance the quality of our pest business. We’ve got the partner in place, the first projects are underway, and - once again - Rentokil is leading in technology.

Rentokil Pest Control: M&A

Finally, in Pest Control – as I mentioned earlier – 2021 was a very strong year for M&A, with 48 acquisitions with acquired annualised revenues of 142 million pounds.

Since 2016, we have acquired around 200 companies with annualised revenues of around 800 million pounds, and acquisitions remain a core part of our growth strategy.

We have the M&A network, the know-how, a proven acquisition model - and a deep understanding of density. The pipeline remains strong – both in North America and globally, but particularly for our targeted Cities of the Future.

So Pest Control has had an exceptional year…

Initial Hygiene

Turning now to our hygiene businesses…

Initial Hygiene 2021

At the half year we talked about the return of our core Hygiene services and, as you can see, the business delivered total ongoing revenue growth of 8.2% - of which organic revenue growth was 7.4%.

Whilst profits in the overall category reduced by 18.3% - reflecting the expected reduction in disinfection services from its peak in 2020 - profits in our core Hygiene business have rebounded strongly year on year, reflecting that return of the core Hygiene business.

Hygiene & Wellbeing - Inside the Washroom

Last year we also set a new organic growth target for Hygiene & Wellbeing – of between 4 and 6 per cent over the medium term from 2022 - and that this would be delivered both inside the washroom as customers demand increasing standards of hygiene, but also outside the washroom, with demand for a broader range of enhanced services across premises.

Now - Inside the washroom, we highlighted the opportunity to sell more services to existing customers, including:

•	High performance air care solutions;

•	Products with more sustainable benefits;

•	Smart digital washrooms services; and in particular

•	‘No-touch’ services – which performed very strongly in 2021, as you can see on the slide, with double digit growth in unit sales across feminine hygiene, hand towels, soaps and sanitisers.

Turning now to Hygiene outside the washroom…

Hygiene & Wellbeing - Outside the Washroom: Premises Hygiene and Enhanced Environments

Throughout the last 12 months we have highlighted the importance of air care and air purification…

We offer two ranges of air purifiers - Viruskiller and Inspire Air - both use hospital grade HEPA filters, while Viruskiller also has an internal chamber where the air passes through UV light to disinfect the air, before it’s released back into the environment.

In 2021, we installed over 11,000 air purification units and generated annual revenues of around 9 million pounds.

And it’s not just offices and hotels that want clean air…

Hygiene & Wellbeing - Outside the Washroom: Tennis Australia and The 02

For the second year, we’ve worked alongside TennisAustralia to provide protection from airborne viruses and bacteria to players, staff, and spectators at the Australian Open and as the Official Hygiene Partner, we installed 70 VirusKiller units as well as 800 hand sanitisers and antibacterial wipe stations.

Equally, if you visit The O2 here in London (as you can see, there, that I have) you’ll see that we are the official Specialist Hygiene Services Partner - providing a range of hygiene products and services - including VirusKiller units, both inside and outside the washroom to help ensure hygiene best practice is followed at this world-famous venue.

So overall, a very successful year in both Pest Control and in Hygiene – and we expect to make further good progress in 2022.

Protect & Enhance

Turning now to Protect & Enhance

Here, as you can see on the right of the chart, Ongoing Revenues increased by 5.6% in 2021, with 4.9% organic growth. Profits increased by 36.8% reflecting the year-on-year progress out of lockdowns.

Our France Workwear business grew revenues by 1.9% and we saw much improved trends in customer premises lockdowns as the year progressed, ending the year close to zero.

Operationally the business continued to make good progress with new business sales for garment rental now being back above 2019 levels.

Turning now to acquisitions which are, of course, a core part of our pest control strategy, enabling us to both grow our revenues and, through enriching the density of our city-based operations, our net operating margins.

M&A

In 2021, we delivered 52 deals, demonstrating the strength of the pipeline and our ability to create value from M&A, including, as you can see here on the map:

•	17 deals in North America;

•	9 each in the Pacific and our UK and Rest of the World regions;

•	7 in Europe; and

•	5 acquisitions in each of Asia and Latin America.

Including the EPS deal - that we completed at the end of December 2020, but which was paid for in 2021 - we acquired total annualised revenues of 209 million pounds , with a cash spend in the year of 463 million pounds – in line with our 450 million to 500 million pounds guidance that we gave in the second half of the year.

Given the strong pipeline, our target spend for M&A ‘bolt-ons’ in 2022 is around 250 million pounds.

Turning now to Terminix…

Acquisition of Terminix - step-change in local density, significant synergies and attractive financials

Of course, we were delighted to announce our incredibly exciting acquisition of Terminix at the end of the year – and on this slide we’ve concentrated this important opportunity into three key areas.

Firstly, the deal delivers a step-change in local density in North America – the world’s largest pest control market:

•	Terminix adds 375 local locations and around 50,000 customer visits each day – so this is major opportunity to bring together our routes and properties to make the combined business more efficient and effective;

•	It’s a great fit of course - with Rentokil’s expertise in commercial pest control combining with Terminix’s strength in residential and termite;

•	As you’ve already heard today, pest control is an exceptional industry - and the deal increases our overall exposure to this high-quality market - from around 62% of group ongoing revenues to around 75%;

•	And, of course, it opens up an enlarged customer base in North America, where we’ll also be acquiring 2.9 million new customers, giving us a big platform for our innovations and our new technologies.

Secondly, the deal will deliver significant synergies:

•	These are two highly complementary businesses – with a strong operational and cultural fit – and we’re determined to create further differentiation through a continuing focus on people, on customers, on innovation, on digital and on sustainability – and to be clear, at this stage, we have not included any revenue synergies from improving colleague and customer retention, from improved sales force density, from upsell and cross sell, or from new innovations and digital services.

•	We expect to deliver at least 150 million dollars net cost synergies by the third full year post completion - with around 30% of these run rate synergies in the first year after completion

Thirdly, the deal delivers highly attractive financials.

•	This is a great opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by around 100 basis points in each of the three calendar years post completion;

•	Our Net Debt to EBITDA medium term target will be of between two to two and a half times – and so maintaining our BBB investment grade rating;

•	The deal is expected to be ‘mid-teens percent accretive’ to our EPS in the first full year post completion and for returns to exceed our cost of capital by the third full year following completion

•	Given Terminix’s financial results this week - we can show you this – combining each company’s financials for the full year 2021 – revenue would have amounted to 6 billion dollars with adjusted EBITDA of 1.3 billion dollars and Free Cash Flow of 700 million dollars.

So where are we at and what do the next few months look like?

Acquisition of Terminix - integration planning underway. Strong collaboration. On track for H2 completion.

Well, I’m delighted to say that we’ve made a great start and what has stood out in every meeting of our teams is what a strong shared culture we have.

Stuart and I visited Memphis in January and a number of joint team meetings have already taken place to develop the planning of the integration programme. Everyone has come back talking about what a great fit we have with their people. And when it comes to successful M&A, culture is the key.

So strong collaboration and a really positive and encouraging attitude from both sides.

The regulatory process is fully underway with the FTC’s initial review period running until later this month. Obviously, I am not in a position to say anything on this today, other than we view the market as highly competitive, the deal is good news for colleagues and customers, and I remain confident that the transaction will be approved.

You can also see on the slide that planning for the various workstreams is underway and we have a major piece of work to complete to re-audit our historical IFRS audited financials to be PCAOB or US GAAP compliant.

We are also putting in place the plans to meet the various listings requirements, including for the new ADSs. And once that is all complete then we will seek the approval of shareholders.

Acquisition of Terminix - Governance and Planning

As we get closer to closing we are now spending an increasing amount of time on preparing for Day 1 and for integration planning.

A governance structure is in place for that integration planning - with the Global Steering Committee, North America Integration Steering Committee, Integration Management Office and Integration Investment Committee all now in place – with daily and weekly meetings taking place to ensure seamless delivery of our plans. We have also appointed a number of specialist third party consultants to support the in-house experts at Rentokil and Terminix.

As you can see, we are tracking the progress of each of the 15 workstreams – which include our main functions of Operations, Sales & Marketing, IT, HR and Finance - as they move through the pre-work and into the ‘planning the plan’ phase.

Acquisition of Terminix - synergy tracking

Clearly, significant focus is on synergy planning and tracking, with detailed plans in development along with clear timelines for delivery.

We continue to expect around 50% of synergies to come from back office and overhead savings, including procurement, and the other 50% from combining and densifying the networks. And, as I mentioned a moment ago, revenue synergy opportunities have not been included at this stage.

So - really encouraging progress on integration planning, lots of very positive interactions, there have been no surprises to date, and we remain fully on track to close in the second half of this year.

Summary

In summary - in 2021 we delivered a strong financial performance and excellent M&A:

•	We delivered total Ongoing Revenue growth of 9.8% - with Pest Control growing by 18.6% and core Hygiene delivering growth of 8.2%;

•	We continued to create a higher quality business through our innovations and digital expertise;

•	We maintained our disciplined approach to M&A with 52 deals;

•	Profits increased by 19.5% and our Free Cash Flow of 326.5 million pounds delivered a cash conversion rate of 107.3%.

Encouraged by the company’s performance in 2021 and the outlook for the year ahead, the Board is recommending a final dividend of 4.30p per share - equating to a full year dividend of 6.39p per share – which represents an increase of 18.1% year on year.

Whilst there is obviously much work to do on our exciting Terminix project we will absolutely maintain our laser-like focus on executing our business-as-usual operations and we are confident of delivering further operational and financial progress in the coming year.

With that - Stuart and I will now be very happy to take any questions - I would like to split this into two parts: first – any on the business and its ongoing performance – and after that – we will take questions on the Terminix deal, although in some areas we are obviously limited in what we can say today.

Thank you – any questions?

Q&A

Simona Sarli: Good morning. This Simona Sarli from Bank of America. One question on your margins in 2021. So you had margins improving by 130 basis points year-over-year. So adjusted for the provision release would have been just up 30 basis points improvement. If you can provide a little bit more colour on the building blocks contributing to this margin progression and specifically if you could try to quantify the headwinds that you had from wage inflation in fuel increases. Thank you.

Stuart Ingall-Tombs: I'll do my best to unpack that question. In terms of the margin, we've had a few questions around provision releases today. In terms of provision releases, we've disclosed that number is a significant number, but it's very much sort of one side of the equation. And I think if you look at the quality of earnings in 107% free cash flow generation, you can see that actually the quality of our earnings net is very, very strong if you look at, I think, Slide 17 for our cash flow, we've actually had I think a GBP20 million inflow on working capital. So although there is an element of provision release in that margin progression, equally within 2021 we got provision creation as well so that provision release that we talked to was 100% created in 2020 in the initial phase of the pandemic so that release hasn't just happened. It's been the result of operational recovery of service, so it offset some service cost that we're taking that's part of that equation and it's a result of very successful cash collection and you've seen in a number of regions where I've spoken about a lack of spike in insolvencies, very strong cash performance.

So I'm not going to break down that 130 because I don't think I can do that because there's so many moving parts in there, but we're very confident about the overall margin of the business and its sustainability in '21 and '22. Then I think you mentioned disinfection.

Simona Sarli: No, it was which wage inflation and fuel prices. So how much was the headwind to this underlying improvement of 30 basis points?

Stuart Ingall-Tombs: Yeah. So we were at about $3 a gallon, I think, in Q3. I mean one of the comments we have seen has been Terminix talking about a $10 million headwind in 2022 as a consequence of fuel price inflation. But that, as I understand, is largely the unwind of their hedging from $2 to $3. We were at $3 in Q3 in 2021, so we view, again, our margins for a big chunk of the year already recovering that fuel price inflation, and expect through our pricing processes to continue to recover that in 2022. We're very confident in the process we put in place and you've seen the chart that I put up there around our processes. So I think we shouldn't be overly concerned. We're keeping a weather eye on it, but we shouldn't be overly concerned about inflationary increases either fuel or in colleague costs in staff costs. Staff cost inflation is very patchy, so we are seeing stronger in the UK, we're seeing stronger in parts of the US but in other markets where really there's still ongoing impacts from the pandemic, that's not really flowing through yet. So in Europe, for instance, it's more around products and fuel at this point rather than in that full range of labour. Similarly in Asia, and we've got very strong retention numbers in Europe and Asia as well. So it's quite localized, honestly.

So I think on balance that improvement in margin is sustainable for 2022 but clearly, we've got some rocky old times from a macroeconomic perspective and no one can quite call what's going to happen next week let alone three months' or six months' time. But we feel in good shape to manage it through 2022.

Simona Sarli: So just as a follow up, you mentioned that is sustainable going in 2022. Does it mean that we should expect at least a 30 basis points year-over-year improvement this year?

Stuart Ingall-Tombs: Well, I'm not going to give a forecast for 2022, I think is my answer to that. We're in the middle of a transaction and that would sound a little bit too much like a profit forecast to me. So I'm going to resist that but I would just draw your eye to our medium-term targets of 6% to 9% revenue growth and 10% plus profit growth and that remains our medium term target and the margin increments implicit within that statement.

Simona Sarli: Thank you

Sylvia Barker: Thank you. Hi. Good morning. Sylvia Barker from JPMorgan. A couple from me as well, please. Firstly, on central costs. So those came in, I guess, GBP10 million to GBP15 million higher so can you maybe just unpick what was kind of the reason for that. And then you're guiding to that again being higher year-on-year in '22. And it seems like a lot of the inflationary impacts flow through central costs. So can you maybe just comment on what exactly is included there and fuel, et cetera, was something there, some of the categories we might have thought we're in the divisions might be in central cost. And then just a second quick one on the North American revenue recognition change that 20 basis points. Does that -- obviously you've kept the 18% margin target for the end of '22. Is that basically a 17.8% margin target now? What's the impact in '22 as well? Thank you.

Stuart Ingall-Tombs: Okay. So central costs, the biggest move in 2021. If you recall, we suspended executive bonuses and took executive pay holidays in 2020. So that's the single largest bridge from 2020 to 2021. '21 to '22 then is, as I think we say in the statement, is more about the reallocation of existing costs. Our central supply chain costs, which historically have been managed out of our European division. If you recall, we had a big Workwear business in Europe that's now just in France.

So it's the right time to reorganize that and take that out and put it in central costs. So that's a net zero for the organization, it doesn't have an impact. But because of the nature of that explanation it's really nothing to do with fuel pricing. That's not significant. This is the infrastructure and resource around managing our global supply chain rather than the cost of the products and the fuel themselves - that will flow through into our markets and they are fully costed full margins.

The 20 basis point adjustment, the stress that had no impact on earnings, it was some revenue about $38 million, I think, of revenue that we recognize this principle and therefore recognize the whole $38 million and the net profit, net of cost of sales. We agreed with our new auditors that actually that was probably not the right treatment and we should be because of the risks and rewards transfer a stock wasn't suﬃcient to justify that. And therefore we just removed the revenue and the earnings doesn't change but in this case revenue equals profit because it's eﬀectively an agency fee. That's the change.

Without that, we'd still be within our 16.5% to 17% guidance for 2021. So we still would have been absolutely fine with that. And therefore, I don't think it makes any change to our 18% targets for 2022 – it’s within that range that we expect it and therefore I wouldn't read across either plus 0.2 or minus 0.2. It's the way we see it today is consistent.

Sylvia Barker: Okay. So 16.5% to 17% you've come in, in the middle with the 20 basis points it was labour fuel that because presumably you would have thought it will be in the middle. It was slightly weaker because of some of the …

Stuart Ingall-Tombs: It was at the lower end for sure. I mean, I think if you saw that the disinfection was GBP2.7 million in H2 compared to, I can't remember what it was, but over GBP64 million in H2 2020. So that was cooling that diﬀerence really was in that range of what we think it's going to be 16.5 to 17. It was the lower end because we really got virtually no disinfection that's really the answer.

Sylvia Barker: Thank you very much.

Andy Grobler: Hi. It's Andy Grobler from Credit Suisse. Three, if I may. Just firstly on sort of going back to provisions, because I think it's caused a bit of confusion that you've got the 14.9% margin for the year and then you talked about this 100 basis points of provision release. Just to be clear, is that 14.9%, is that the right starting point to think about whatever margins are going to be in 2022 and not 13.9? Just to clarify on why that's the case.

Secondly, on inflations or another topic to go back to, you talked about the US that you substantially recovered the inflation. Can you explain more substantially means in that context. And thirdly, a slightly broader one, you talked a little about digital AI and your relationship with Vodafone. Do you see that as a margin opportunity going forward, i.e., that you can centralize some of your technicians and some people out with phones to do some of those site inspections without, i.e., send out lower cost to people to do those inspections. Thank you.

Stuart Ingall-Tombs: So I'll take the first two. So yes, you should consider 14.9% as the starting point for margins for 2022. Inflation substantially recovered. I think it was a couple of basis points short, if I'm honest, so I couldn't quite say that it was a 100% but it was materially recovered and we expect to materially recover in inflation through our margin, through our price increases in 2022 as well. So it's not a significant diﬀerence, Andy, is the answer, but I couldn't quite say 100% in truth.

Andy Ransom: Thanks for giving me a go today. I thought it was going to be the Stuart show, so I was just relaxing. Thanks for the question. So on the Capital Markets Day we did a bit of a show and tell on connected technology, which is, if you like, the burglar alarm for pests and that's what we are already using. That's why we have been talking about connect and that's what why we've got the target 25%, etc. And that we explain at the CMD that is both a growth play - we expect to grow the business oﬀ the back of that - but also in time a margin play. It's broadly margin neutral at the beginning, but we see margins increasing over time.

On the AI and the camera, it's probably too early to say. I mean this is genuine ground-breaking technology. The first thing we've got to do is get technology that works. Well we've done that, we've achieved that and with Vodafone we've achieved that. Next thing is we've got to get that to a scalability that makes sense for customers. So you've got to put in cameras - they come at a cost - so it's really early days days, but think about it in the same way eﬀectively as Connect. Exactly the same. We would see this is an opportunity to grow revenues because we've got a technology that others don't; that's ground-breaking, that gives real genuine insight and that's the diﬀerence here between somebody spotting a mouse running around a warehouse to the technology seeing it.

I can talk all day on this! This is really cool stuﬀ, so this isn't just telling you you've got a mouse running around, it's telling you which mouse you've got running around. So you've got mouse 47, facial recognition technology spotting and it's saying this mouse has come back to this part of the warehouse 17 times in the last 24 hours. So you can actually pinpoint the exact issue the customer has got. If you can get to a pest problem like that before it becomes an infestation, your customers love you. What you don't want to be doing is trying to solve a problem after it's got out of control.

So we think it gives us the revenue opportunity in time as it is very early, but it will also give us that margin opportunity again which comes from - well we're not going to have to go out to visit the customer as much because the cameras, which will be live, will be able to tell us where mouse 47 has been back again this morning, so the solution is not working so we need some of this and some of that, or actually mouse 47 is no longer with us so that's how it will work.

So it will be revenue but it will be margin, but we are a few years oﬀ commercializing this. This just -- it's too exciting not to talk about it, but you can't put it in your model at this stage, but revenue and margin in the fullness of time.

Andy Grobler: Thank you.

Dominic Etheridge: This is Dominic Etheridge from Deutsche Bank. Just three questions from myself. Firstly, more of a general one, just about looking at branch margins. Particularly when you compare them with 2019 now looking forwards, can you just say a little bit about the dispersion and how that's looking? I mean are you seeing an overall improvement across the whole business or is it particularly in certain areas? What I'm sort of trying to understand is obviously you've done lot of M&A particularly in Southeast. So obviously there's going to be a lot of margin improvement over time there, but for instance on the West Coast where your margins have been lower and your M&A has been lower. Obviously, it would be interesting to see what organic improvements are going on there.

Secondly, just in terms of PestConnect, can you just remind us about the geographies, and obviously the UK was the starting point. Can you just say a little bit about the rollout and what sort of interest you're seeing in other countries as well?

And then the last one, which is a very specific question. I'm just wondering in terms of US labour, could you give us an idea of what the open number of technicians you have per branch in terms of vacancies at the moment? Thanks so much. You might know why I'm asking that specific question.

Andy Ransom: Well, I'm going to attempt in reverse order. I'm going to attempt the third one and the second one and Stuart you can talk about local margins. On the third one, I'm trying to do this from memory, it's a fine question. We have got 275 branch locations in the United States. And I think we have got 15 of them where colleague retention is below 85%. I think we've got about 15 out of 275 where the retention is lower than the average across the business. And in those 15, 13 of them have only got, I think, it's two vacancies so I mean I'm giving you data, I could do it another way. Very few of our branches across the United States have material gaps. Maybe there's half a dozen with a few.

It's also the beginning of the year. It's something we have to watch carefully. It's the beginning of the season so colleague retention is typically better in the first quarter and then we need more people as we hit the season, so I can't guarantee it will remain as good as it is for the whole season because it will get busy. But right now, we're down to a handful of branches that don't have the required level of people and where we are missing people it's 1's and 2's, it's not 5's and 10's. So if you've got one or two people missing from a branch, you can cover it. So we're not seeing that as an issue right now.

PestConnect geographies? You're right, UK is still our biggest market. I think Holland is our second biggest market. France is our third. Australia is our fourth. Malaysia is our fifth. And we would, as I said briefly in the comments, we would have done even better than we did, pretty good, but for the global shortage of PCBs. We didn't have enough units so I throttled back in America, and I said let's not launch in America. We've got too much going on with the IT re-platform. Now we've got the Terminix and we haven't got enough units so what's the point of scaling everyone back?

So we manifestly have not gone into the States other than in small pilots. But the interest is great and we've -as I say - I'm show boating now - I reckon we could have sold twice what we did if we'd had the units, if we had the PCBs. So supply chain is going to be challenged for this year. It gets better in the second half of 2022, and then '23 it looks absolutely fine. So you should expect us to build in H2 and have a excellent performance in '23, but the customer response is fantastic. And I've said before, once you've had this, once you've got this technology, I don't see you taking it out if you're a customer, why would you – it’s like giving you a piece of IT kit and then say, well I want to take that back and give you paper records instead.

Customer response has been fabulous. If anything, can we have more, and we've got some big customers who want to put their entire estates on it and we don't have enough PCBs but that's a high-class problem - and I'd rather it be that way. So it's mainly Western Europe, Australia and two or three markets in Asia where we've gone to. US is the big one to come but that will have to wait until we get enough PCB units. Branch-based profitability margins, Stuart?

Stuart Ingall-Tombs: Yeah. And I've got another question from online that I'll answer at the same time, which is: I’ll read it out: “Can you talk around the margin dynamics in North America given ex revenue recognition change. These we're only at 16.5% of the bottom of the 16.5% to 17% range. What was exit rate margin for the year and what are the key building blocks to 18% target exiting 2022?”

So to answer specifically, I mean you've sort of answered your own question. You're absolutely right. If you look at the Southeast where we've got a significant amount of acquisitions, we've got EPS, we've got Florida Pest Control, we've got Active in Atlanta. So there is a big chunk of acquisitions there and so there's overlay on overlay together with the replatforming, we've seen the replatforming of EPS and Florida Pest Control I think we're in April and May. So that's a big step change for us in terms of the acquisition driven margin accretion and I'm sort of answering Allen's question here at the same time. That's a big element for us in the SouthEast, but in the West it’s not just the acquisition-driven density play, we’re going to get significant benefit across sales connectivity, service productivity from the re-platforming, when we’re all on one routing system, consolidated administration, centralized administration using a single process that enables us to streamline.

And as I've said before is critically deliver a better customer service. Some of our customer service where we're having hand-oﬀs between central and local and technician can be not ideal, let's say. So we're going to get those benefits in the West in any case. Fewer in the Northeast where our margins are relatively strong. We got good density and we've done fewer acquisitions; and they are on the legacy platform anyway, so there's less benefit from consolidation. So I'm not going to break out the sort of the building blocks as Allen requested, around how we see those diﬀerent elements because they're a bit of a blend. I can't, in the Southeast in particular, I can't say well this much comes from re-platforming and this much comes from acquisitions. Life's not like that. But I think all those things come in together very eﬀectively in 2022. I mean we've got a very high level of confidence. But you're right in your analysis. We'll get more progress in the Southeast than the West, than the Northeast, and that's how we expect it to play out.

I do have some other online questions, if there's no more in the room. There is a question from John first: “Do the turnover and profit figures increases for ongoing businesses include the increases from M&A activities?” Answer is yes, they very definitely do. It's a key part of our model and it's one of our key drivers of our 6% to 9% committed revenue growth.

There is a couple on Terminix, so I will leave those for now. There is a question from Jane Sparrow at Barclays: “2022 will see a further unwind of disinfection revenues and the 2021 provisions release would not repeat. The regional impact of these factors varies quite a lot. You have said you are on track to achieve 18% North American target by the end of the year. But can you provide a bit more colour on how you are thinking about the margin outlook for the other regions in 2022? Also, please can you comment on the H1 outlook for Group margin, given that it is where the biggest impact of disinfection unwind will be felt?”

So, again, a few things to unpack there. Clearly, North America is where we have got the biggest disinfection unwind. It is pretty much gone by the middle of May, I think it is. And so, yeah, we are going to have a little bit of a headwind in the first half in North America in particular, but our commitment to 18% is irrespective of that, because part of the 18% is the recovery of the core, and we believe that the core is substantially recovered, and that is why we are still very confident delivering 18% over the year.

Other parts of the Group, again, I want to steer clear of profit forecasts. A little bit depends. I think, Asia is still a little bit under the weather. Omicron has hit Asia late. And as we have said, government support has largely dropped away and they are getting more insolvency. So I think Asia will be interesting to see how that plays out. But I do not have a crystal ball on that. But I think they are probably lagging recovery.

Europe, obviously we have some challenges around the situation in Ukraine. But we expect a reasonably strong recovery in Europe, notwithstanding that as Workwear and Hygiene, as people go back to the office, we expect those to bounce back and that should support margin in Europe.

Clearly, the UK does have the headwind of the provision releases, but as we have said that only accounts for 220 basis points of their margin improvement. And so, at an underlying level, we expect good margin sustainability there. So, it really does depend on the rate of the macroeconomic changes we see. But we are pretty confident in aggregate about our year-end 2022 outcome, but with a little bit of a headwind in H1 as Jane rightly implies that around the unwind of disinfection.

Andy Ransom: Just in case, anyone misinterpreted your comment. We have no business in Russia. We have no business in the Ukraine. So Stuart’s comment was just the more macro situation and whether that has an impact beyond that. But in direct impact, there is no direct impact on the business.

Speaker: Can I just ask one follow-up on free cash flow generation. You mentioned a very strong cash conversion. And indeed, you had a solid working capital influence. Looking at your accounts looks more related to strong inflows from trade receivables. Are you using factoring, and if so, how much is the contribution from factoring?

Stuart Ingall-Tombs: Yeah, we do use factoring. But like-for-like is almost no movement between year-ends and it is a very small part of the ledger. It is about £20 million to £40 million. It is in that range. And it was pretty much the same number 1st January to 31st December, so the impact on cash flow –

Speaker: So there is no delta that is impacting?

Stuart Ingall-Tombs: No, there is not.

Speaker: Okay.

Stuart Ingall-Tombs: No, honestly we have had a terrific cash performance. And I think clearly, there has been some support from governments injecting liquidity into economies. But I think at an underlying level, our operational performance is what has delivered this very strong cash performance and we think that is sustainable. We are still sticking to our 90% cash conversion as a medium-term target. And I think if you see, we will expect to see a little bit of a bounce back in CapEx in 2022, because that PCB issue in vehicles is constrained - there is a little bit in vehicle purchasing - so that is an element we expected to bounce back in 2021, but it did not really, a little bit, but not fully. So we will see some of that in 2022. But we are very happy with our underlying cash performance.

Speaker: And what was driving the improvement in DSO? And again, we should assume like a further improvement in 2022? Is that sustainable?

Stuart Ingall-Tombs: Yeah, I am not sure I would commit to a further improvement in 2022 honestly, but I do think our performance is sustainable. I think over the last two years, 18 months, people in Rentokil recognised that cash meant survival and being a really focused operational organisation that we improved our underlying processes to make that level of collection activity sustainable.

So I do not think I would commit to a further improvement. But I do think what we are doing today will continue on through 2022.

Andy Ransom: Have we got any more questions on business, because I am quite keen to get on the Terminix.

Stuart Ingall-Tombs: So I have got a couple of Terminix questions here. Well, you can read them for yourself probably, Andy, if it is easier.

Andy Ransom: Thank you, Stuart. Right, so the first question is: “Can you comment on the potential timing of antitrust approval in the US?” No and yes, I suppose. I commented in the remarks.

So the process, for those who are not familiar with the Hart-Scott-Rodino process, you make an initial filing, the FTC, in this case, has a period of time in which to consider it. That is typically in this market 60 days. That process is off and running.

We are engaging in a very normal fashion with FTC. They are going through their processes. They are going through their analysis. They are talking to the market, talking to customers, everything exactly as one would expect. And as I said in my remarks, later in this month, FTC comes to one of two decisions: either FTC says nothing, in fact, they do not actually say anything, the time expires; or they issue a second request and it is as simple as that. And the second request is, again, if you are not familiar with it, I am, I have been through that many times, it is a very detailed set of questions and detailed follow-up questions in the market. So we will either be through the process, or we will be in second request. That will be later in the month of March and that will be entirely for the FTC to decide when they complete their enquiries, but other than that, I cannot comment on it. I can only reiterate what I have said many, many times is I am very confident about the transaction.

It is incredibly competitive markets, incredibly fragmented market, lots of competition. I believe the deal gets approved. But we will see what the next step is. It is either the expiration of the initial waiting period, or it is the second request. Second request, that does not mean anything particularly other than the FTC needs more information to complete its investigation. But let us see where we get to.

Next question was: “Following the Terminix acquisition in North America, will the new business continue trading under the original Terminix and Rentokil brands, or all be converted to Rentokil or branded jointly Rentokil and Rentokil Terminix?”

Really good question. I have stressed many times that the strength of Rentokil heritage historically for 97.5 years has been commercial. We are the kings of commercial pest control. That is what we are globally renowned for. But we are big in resi and termite in the States as well. But if you ask most customers who we deal with, they would say we are the best in the world in commercial.

And Terminix is the leading brand in residential and it is the leading brand in termite. So directionally, we fully expect that residential and termite will be branded Terminix, and commercial,

certainly big commercial customers, will all be branded Rentokil. But that is the direction of travel. To get to that direction and to get to that end state, we will clearly have to have a transition period.

And we are working through that. I mentioned, we are using external consultants in a number of places. So we are working through that and we will come to the right transition journey. I think if you look at, in many respects, brand is actually more important to the residential customer than it is the commercial customer. And we have got big power brands in West Coast with Western Exterminator in Florida, Florida Pest Control in the Northeast, JC Ehrlich.

I think where we have got big strong regional brands, we will probably co-brand. It will be Western Terminix or Terminix Western. It will be Western Florida or Florida Western. We are not that clever. Many choices are there. Whether we will keep that forever? I think that will be determined over the fullness of time, but I think that is the logical transition phase to get us towards the end state of Terminix for resi and for commercial, and for termite and commercial will be Rentokil.

“Can you provide any update regarding the sale of Terminix UK and Norwegian pest control business?” Not really. Just for those who are not familiar, those are two relatively small assets. In the case of the UK, we sold that business to Terminix a couple of years ago. So we are not going to be able to buy it back. So Terminix has to sell it. And Norway, it looks at tight market share there. So discretion is the better part of valour on that one. It was concluded that both of those assets would be sold pre the deal, so as is not to clog up the main arteries of the transaction.

Those are transactions that Terminix is handling. Rentokil has no involvement in those transactions. It is not appropriate that we should, but in terms of anecdotally, I am told both processes are going well. That is as much as I can say.

Stuart Ingall-Tombs: Andy, there is an additional question: “Have you had any engagement with Terminix shareholders in any sense on their willingness to accept the offer?”

Andy Ransom: Yeah, we have had, I would say really good engagement. And next week, we will be doing road show activity here in London or be it virtual, I think most of it. But the following week, I am off to New York to do joint investor relations events with Brett, side by side. And we have done a bit of that already.

We have done some investor calls. We have done some sell side analysts calls, fireside chats as they do over there. And we have done our own events, where we have done direct conversations with Terminix shareholders.

I have to say, with perhaps one exception, those meetings have been excellent. They have been really receptive, very open. It is interesting. They understand Terminix very well. They know much less about Rentokil. They are American holders in the main. Some of them are cross holders and hold both, but for the people that are new to Rentokil, they are really interested in the story.

They are really interested in the machine, the model, how do you make the model work? But I would have to say it has been really positive. So no, I do not think we have had any challenging conversations at all on the deal. They get the industrial logic. They get the economics. They understand the process that needs to be gone through to get to shareholder vote. So no, not receiving any pushback I would say, with perhaps one exception.

Stuart Ingall-Tombs: So from Hiten [Davda], there is a question which is about HSR and FTC. So I think you have covered that. There is a supplementary element to it which is: “How is it progressing with other regulators? And when should we envisage the shareholder votes on the transaction?” And I will take that element of it. Andy alluded to it in his presentation is that we have got quite a heavy lift around our numbers, and forgive me, I am going to dive into this for a moment.

Rentokil Initial produces its numbers under International Auditing Standards in IFRS. For Terminix, it is proxy statement where they have to produce pro forma results for the combination. We have to go back and have re-audited, not just translated to US GAAP but re-audited to PCAOB standards, which is the US auditing standard for 2019, 2020 and 2021.

So you can imagine, auditors are pretty busy right now. So as soon as the year-end process is completed, we are having two sets of auditors re-descend on us, in order that we can produce those PCAOB audited accounts. Then we can prepare the draft proxy statement with Terminix, such that they can then submit it to the SEC for their review.

So that is the sort of the intricacies. It is all process. It is no big judgments or decisions there. But that is one of the drivers for why this is going to be an H2 transaction, not H1. It is not just about antitrust. We have got quite a heavy lift around regulatory approvals that we need to get through, but it is process. It is not judgement.

Andy Ransom: On the first part of the question, no, I mean, we have covered the FTC in the States. We have covered what is happening in the UK and Norway. There is no other regulatory requirements relating to the transaction save that we will need to list the ADSs on the New York Stock Exchange, which require all of those numbers that Stuart was talking about in the appropriate filing.

So we cannot go to shareholders until the antitrust is resolved, until the accounts have been re-audited and until we have done the listing and then we can go out to shareholders. Again, that is why we have said at the beginning, it is an H2 transaction. And as the chart on the date suggested, we are right on track exactly where we expected to be at this stage.

Simona Sarli: Follow-up on antitrust for Andy. What do you think will be probably the main critical point around antitrust? Will that be more around national accounts? Or is there anything else from your point of view? And in terms of national accounts, if you can remind us in the US, what is yours and Terminix exposure? And if you think that there is any specific overlap in some regions?

Andy Ransom: Yeah, well, you are getting into a fair bit of detail, as you usually do, Simona. So I will attempt to give an answer to that. I am not going to give you the detailed answer. I will repeat, and you know, I am a lawyer (with apologies) and I have spent a lot of time in this space. I do not think there will be any antitrust issue, and I have said that since the beginning. So you’re inviting me to speculate on a non-issue. I will give it a go.

If you want to talk about national accounts in the United States, the first thing is a bit of a definitional issue. I could ask you what do you mean by a national account? Because actually, if we polled the room, you would all have a different answer as to what is a national account. That is the first issue. What is a national account? Is it a big customer? Is it a customer that has got premises in 25 states across the United States? Is it a customer that only wants to buy on a pan-State basis? So that is the first problem. So what are we talking about here?

If we were to define national accounts as being big customers who want to buy across, let us say, 10 states? That is a reasonable definition.

Ecolab is by far and away the market leader in the United States. Rollins are second. We come third, and Terminix is a relatively weak fourth. Terminix has only been in national accounts for about four years, when they bought a company called Copesan. Copesan had revenues of about $75 million, give-or-take. They have largely not integrated that business.

So Terminix’s revenues in that space, let us call it, $80 to $100 million. I am not going to give you our figure. It really does depend on how you want to define it. But I have already said we are number three in the market with a very strong number one there. And there are other regional players as well. And that is one of the problems.

If you look at national, a lot of the people are either big on the West or they are big on in the Southeast. So are they a national player, or are they just a Western regional player? So you have got all these definitional issues. But the real point is, I do not think there is an issue there at all. FTC will complete their work and they will come to a view or they will come to the view that they want more information.

So in terms of regional overlaps more generally, there are 900 cities and towns that meet a certain definition in America. We have done huge analysis, and there is just no town or city that you can really identify, where if you Googled “pest control near me”, you would not come up with 10, 15, 20, 25 players. So I do not think there is any regional issue. I do not think there is a national issue but the national issue would be the scale of it, if you want, as I say about $80 to $100 million of Terminix’s $2 billion-plus comes in their sort of quasi-national space.

Nicole Manion (UBS): Hi, it's Nicole Manion from UBS, just two questions, please. The first one, I think Terminix said the other day that they were pushing on with some of their operational investments, specifically Terminix Way and also their customer experience platform. Just wanted to get your take on whether you are involved in discussions around that, given that there could be some duplication of work potentially, and also that is presumably stuff that you would have to have some agreement on? And secondly, can you talk at all around how you see ROIC, both now compared to 2019 but also post-Terminix compared to now? Thanks.

Andy Ransom: I am going nowhere near the second one as for this chat, but the first one, I will gladly talk to.

Yeah. Look, I think a couple of things we have to be mindful of here. In the US, they have some pretty stringent gun-jumping rules. You cannot start acting between two parties that are in a merger, you cannot start acting as if the merger has already been completed and taking decisions. We certainly cannot call the shots and they have to be very mindful that regulators take a dim view if you start to co-ordinate activities. Thus, we have been incredibly careful not to go down that road and say I would not do that, if I were you. However, we have been very open as well in terms of this is where we are on our IT re-platform, and they have been very open with us as to where they are.

What we are spending most of our time with is to try to agree with Terminix what the end state IT story needs to be, and there are 23 separate work streams – and there is one for HR, one for finance, six for Ops – so to go through all of these. If we could agree on that over the next few weeks, and we have had a four-day event in New York which brought the teams together, you would imagine there is going to be a real bun fight here. No, not at all. A really, really good meeting between the teams as the best-of-breed – what do they like, what do they not like, what do we like, what are we less keen on. We are working with their team very closely to come up with a joint view. And I think it will be a joint view of what their end solution should be.

In the meantime, I think Brett has commented they are continuing with their customer experience pilots that they have already got underway. They are a bit behind plan because of some COVID-related absences, etcetera. If I was Brett, what would I do – I would be trying to make good progress on all the things that look like absolute no-brainers, and I probably would not be rushing to do some of the more risky elements of it. However, that is his call. It has to be his call.

However, working together as a single team to come up with a new blueprint as to what the future looks like. He has to decide what he does between now, and he is deciding. He is a smart guy, so I think he will make some good calls.

ROIC?

Stuart Ingall-Tombs: Yeah, returns. What we have said is that we will exceed our cost of capital by the third-year post-completion, but that is at a $150 million level of synergies, which we have said is an 'at least' number. Logically, if it is above that, then either we will get to where we want to be earlier or we will get beyond that point. I think that is all I can say about ROIC in context of the deal.

The other thing to say is this is not replacement allocation of capital. We continue to invest in our existing bolt-on programme globally and we think about that three ways. We think about it as Pest Control in the US, because we have still got a way to go before this transaction completes, and we are carrying on with that bolt-on programme in the US. Pest Control globally, and you can see that we had a really good year in 2021 Pest Control globally, and we are continuing to do that. All of our calculations around capital allocation in the context of the deal give us the headroom to carry on with our bolt-on programme as it exists. It does not constrain that. And then thirdly, of course, a Hygiene opportunity, and you have seen we have started that. The pipelines are building and we expect to be able to continue to invest there. And those are our existing IRR requirements, so we are not diluting that. Thus, whatever happens in the new combined organisation, very clearly, we will continue to get the levels of returns that we are expecting and asking for from the constituent parts.

James Beard (Numis): Hi, thanks. James Beard from Numis, a couple of questions. Just following up on that returns question, what is your WACC, and what do you see as your WACC? And secondly, just on CAPEX, what are your expectations post deal completion for the sort of level of CAPEX required for this business? Do you see there being opportunities in efficiencies or are you going to have to invest relatively more heavily in the Terminix side of the business?

Andy Ransom: On the CAPEX one, first off, Terminix is heavily skewed to Residential and Termite, which is relatively at the light end of CAPEX investment. Pest Control is a bit heavier on Commercial. You have got the ongoing capital needs of that business, which accounting treatment you are looking at, we will either buy vehicles or rent them. Part of this consolidation is when we consolidate routes over the next year to three years, we will need less vehicles because we will have tighter routes. So the joint organisation will spend less on the big area that we spend capital on which is on vehicles.

Nicole's question about IT, Terminix has spent a lot of cash, capital on IT. We think actually bringing the IT platform together across the single organisation will lower the cash capital requirements of the combined business, so we think that is an opportunity, not a drain.

If I speak to cash as opposed to capital, I know it was not quite your question, one of the things I take pains to point out, and one of the reasons I bore for Britain on the machine and the importance of people, is we have taken some views that to bring these businesses together and to harmonise them, we will have to improve some employee benefits and harmonise them. There will be some cash that needs to go into invest in the business, but again, that is a high-class problem because we will get that back through improved colleague retention, customer retention, and ultimately organic revenue growth. So, net, net, net, I do not think there is a big investment needed here on the CAPEX side. We will need fewer buildings, so we will not need to invest. We will need fewer vehicles – we will not need to invest. We will end up with lower cost IT platform, so it will not be an issue.

We have got more technology in the field when we come to connect and back to Andy there, but it is relatively small and it is relatively early in the piece. I do not think you are going to see a big – certainly, not a negative – cash CAPEX impact of the combination. There will be some savings.

Stuart Ingall-Tombs: And on WACC, we do not disclose it. If I went round this room, every single one of you would have a different number for our WACC, and we would either be higher or lower, but it is a prudent WACC. It is sensible. It is based on up-to-date data around our cost of debt and cost of equity. And that is why we feel very confident to make the statement we made around the ROIC exceeding it after year three.

Andy Grobler (Credit Suisse): Hi, it is Andy from Credit Suisse again, just two if I may. You mentioned that there was no revenue synergies in your expectations. Just to give us a sense, could you talk about some of your other bigger deals, so EPS, Florida Pest or Western, what kind of revenue synergies you have been able to generate?

And the secondly, when you talk about the synergy number you have clearly split them out between network benefits and back-office benefits. However, you have just gone through a process where your North America margins through re-platforming have gone up by about 300 basis points and have got more to go. Terminix has had a troubled couple of years. Are there not incremental benefits that are just going to come from making that a better business on top of those synergy benefits or is that getting overly optimistic?

Andy Ransom: I wouldn't be for me to stop you getting overly optimistic, Andy – perish the thought. I will take that one first.

What we have said, yes, this is a directional answer to the second question – I will come back to the first one. Yes, the directional answer there. However, what is said in response to that, is this is a large network combination and we have got fantastic experience of bringing branches together, and we have done hundreds and hundreds of these. Of course, we have to do 300-odd, not on the same day, but over the same period of time. That is why we have given ourselves this 2-3 year period to do that.

The sort of benefits that I think you are looking for, I think would be reasonable and respectable to ask us about for the period that comes once we have got the branches harmonised. I said a few times I get the point, but you are in danger of bringing in future margin opportunities and bringing in it into the first three years, where we are going to be incredibly busy bringing these networks together. You might be right. We might get some of those benefits earlier. However, back to the fact we are a conservative outfit, we are prudent, we do not calculate ourselves rich. We would always rather beat guidance. That has always been historically our view. I think, give us the time to close the deal. Give us the time to start that consolidation of the network and ask us that question again, and probably ask: well, if we are not seeing additional benefits from that network, why not? Because I think you are right directionally. However, what we have not done is say, I will have a bit of that, a bit of that, and call the number X. We do not do that. Every number in the December release has to be verified by accountants, bankers, lawyers. It is a really thorough process. You cannot just throw a number out like you used to in the good old days.

I think the direction of your question is not wrong, but I think you may be pulling forwards some additional benefits.

On revenue synergies. I am not going to answer, we only give you a synergy number, so give us one for other deals – it was a good try. What we see in the first few months of a transaction is if there is going to be any attrition from a deal, it happens in the first few months. If there is going to be any customer fallout that happens in the first few months. We will be laser-like-focused with Terminix to make sure that does not happen. The prime driver for loss of customers in this sort of situation is disruption amongst the technicians. This is why I keep banging on about the importance of colleague retention, and the importance of culture, the importance of training, the importance of pay and benefits is done so well. And Terminix agrees. So if we get that right, then we will have secured the first objective, which is customers are not only going to not see a drop-in service, they are going to see an improvement in service.

Once we get to that point, then we can start thinking – and it is back to why this wheel is so important, because it is so true – if you are giving customers really good service they are happy. They will take a price increase. If you are giving customers poor service they will not talk about price increase. They want to talk about why you did not turn up last Thursday. That is why this whole flywheel is so important.

I think you should not expect a lot of revenue synergies in the first year, because that will be the transition as we are putting it together. However, once we get the flywheel going, happy, engaged colleagues deliver great customer service. The customers are happier. They buy more. They stay longer. They take price increases. They pay their bills on time. That is the fun bit. And then we have got some additional innovations, some additional service lines to bring. However, also the fun bit on the Terminix side is their model before we turned up was very much once they get their IT re-platform done, now the joint re-platform, they see some very material opportunities in cross-selling additional service lines between Termite to Resi customers, Mosquito to Resi customers, and so on. And that for me, is the real upside – stabilise the business, improve customer retention, that is fantastic. And then you have got the opportunity to sell more services into a happy customer base.

So it will come in waves is the way to think about it. I think when we do acquisitions, this is not special about Terminix, we never, ever put revenue synergies into the model. We never calculate ourselves rich. We do it all on hard cost savings and then we go after the revenue. So, again, that one, come back to us a few months after we close the deal and I will tell you exactly what it is looking like and then we can talk about what that opportunity looks like. Because I think there is an opportunity but it is too early to call.

Stuart Ingall-Tombs: Just a follow-up on that, Andy, from George Gregory (Exane BNP Paribas): “To what degree, if any, are the synergies affected by the inflationary environment, so your view on that?

Andy Ransom: That is a tricky one. I suppose, I will answer it this way. When we put the synergy target together it is drive off of cold, hard cost-base synergies. We did not factor an inflation factor into calculating those. If we think about the business generally, we have already said as inflation comes into our business, we turn around and pass it on to customers. And we see that – we are not trying to gain an advantage, we are not trying to jack our prices up, we are not trying to drive margins through price, we are simply trying to recover input cost inflation through pass on to the customers. And I do not think that will change. I think that will be the model that we will adopt and directionally it is the model that Terminix adopts as well. I do not think it drives the synergy number per se. if there is a higher cost in the business, I suppose I could calculate that the synergy might go up a little bit. However, equally, if there is a non-recoverable cost coming into the network, we would get that back on price. Thus, I think it is probably neutral.

Stuart Ingall-Tombs: A couple of questions from Allen Wells at Jefferies around colleague retention: “A lot has been made on issues with staff retention at Terminix. What in your view has gone wrong here, and how is Rentokil different here? What do you focus on to improve? And then can you comment on any differences in incentivisation in technician branch managers at Terminix versus Rentokil?”

Andy Ransom: I could do all day on this subject and not answer the question adequately I am sure. Broadly speaking, you have heard me talk many, many times about the importance of colleagues. And it is the fundamental reason why Rentokil has been successful the last eight years, is because we focus always on the Employer of Choice agenda. The very first item on every single meeting in the Group is safety. The second item is always people. We focus on it. We focus on culture. We focus on behaviour. We focus on engagement. And we also focus on pay and rations.

If you talk to Brett, and ask him about his journey in Terminix, since the 18 months he has been there, he will tell you he is doing exactly the same. And so for me, that is one of the great things is that the agenda that we have is so similar. However, they are a lot further behind Rentokil. They have lost some years in this. And it is not really for me to say how did they get there, but in shorthand I think it is a decade of focusing on a different place. They have had different strategies. They have had different management teams. They have different focus areas. However, I do not think they have ever really inverted the triangle, if you like, and every really focused on the frontline, and the frontline are the most important people in our business.

In a quick way, I think that is the answer. And I think Brett would completely agree with me. I know he would because we have talked about it.

In terms of different pay and rations of branch manager level, that is getting into a little bit of detail. I do think as a general rule, what we have seen is there are some variations at the frontline on fixed and variable, where it is probably more fixed in Rentokil and a bit more variable. I think that is something we will look at. How easy it is to get through the induction period is something that Brett is looking at.

I think there are some real hard edged areas that we can look at. In terms of the comp for the branch managers, it is close enough not to be particularly interesting or need to take anyone’s time on that I think.

Stuart Ingall-Tombs: So I’ve got three more questions. The third one will be for you, Andy, which is “Should we expect the growth of PestConnect 25% in 2026 of commercial customers to be back-end-weighted and does this target include Terminix customers?”

I will take the next two questions.

“I may not have understood the process. What are implications for USA-listing for UK shareholders?” We have to get approval from UK shareholders for a Class 1 transaction and we also have to get approval for the issuance of shares, so that is part of the process. However, there is no particular impact for UK shareholders of US ADS. It is just the additional shares will be issued through that medium.

“To clarify on factoring, is the £20-40 million disclosed by Stewart, on top of the £21 million re-recognised on the balance sheet today?” That is actually why I gave you the range of £20-40 million. Because yes, the £40 million does, and the £20 million does not. Thus, I am including factored items that are on the balance sheet and factored items that are not on the balance sheet. That is why it is £20-40 million, apologies for the confusion there.

Back to Sam's question on is it back-end-weighted? Yes, it is back-end-weighted. It requires momentum to build. I have made my excuses about PCB. Even though we have had a fabulous year with Connect, we would have gone further if we had more product. Yes, so it will be back-end-loaded, but that is not a negative, that is absolutely fine.

Yes, and we are not changing the target in terms of the fact we are going to have a much bigger business. However, recognising there are two sorts of customers who typically want this. They are big customers in terms of where they see the need, if they have got large properties, warehouses, distribution centres, pharmaceutical factories, large complex customers. To be clear, Terminix does not have a lot of those. But then there is lots of the SME where we are developing a Connect offering for SME, and that is going down really, really well.

So yes, we will include the Terminix SME commercial customers and we will go after that as part of the 25% of the enlarged customer base. But yes, it is going to take us a bit of time to get up the curve from where we are. We will have a decent first half. We should accelerate in the second. We should be really rocking and rolling when we get to 2023, assuming the supply chains are not further disrupted.

Andy Ransom: Good. Thank you very much.

[END OF TRANSCRIPT]

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication.

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